Filed by Yamana Gold Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Meridian Gold Inc. Commission File Number: 001-12003 Date: August 8, 2007
A. Forcione Transcription Services 41 Farmfield Crescent Kanata, Ontario K2M 2S8	Phone: (613) 599-8303 Fax: (613) 599-0826 E-mail: aforcione@rogers.com

Conference call:	YAMANA GOLD INC. Q2 RESULTS CONFERENCE CALL
Time:	11h00 E.T.
Reservation No.:	21241412
Reference:	YAMANA GOLD INC.-080807-21241412
Duration:	57:00 MIN.
Date:	AUGUST 8, 2007

        OPERATOR: Good morning, ladies and gentlemen, and thank you for standing by. Welcome to Yamana Gold's second quarter earnings conference call. At this time all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time.

        This conference call will contain "forward-looking statements" that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, future prices of gold and copper and timing of the development of new deposits, success of exploration activities, permitting timelines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations and environmental risks. Forward-looking statements are based on the opinions and estimates of management as the date such statements are made. Risk factors are discussed or referred to in the Company's Management's Discussion and Analysis of Operations and Financial Condition and Annual Information Form.

        Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

        The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. Accordingly, participants are cautioned not to place undue reliance on forward-looking statements.

        I would also like to remind everyone that this conference call is being recorded and will be available for replay today at 1:20 p.m. Eastern time. The replay number is 416-640-1917, or toll-free at 877-289-8525, both with passcode 21241412 followed by the # key.

        I will now turn the conference over to Mr. Peter Marrone, Chairman and Chief Executive Officer. Please go ahead, sir.

        PETER MARRONE (Chairman and Chief Executive Officer, Yamana Gold Inc.): Thank you for the introduction and your attendance to all of our shareholders.

        My message today is of congratulations and recognition. Congratulations to our entire operations team and to Antenor Silva in particular. Antenor is our COO. Antenor as a senior member of that team has been chosen by the President of Brazil to be part of a select trade delegation that is currently on a state visit to Honduras.

        As you are aware, Antenor is a seasoned mining engineer with more than 37 years of experience in Latin America, where our principal operations are located.

        Our strategy has always been to take our Brazilian platform and operational skill set and expertise and apply it in other parts of the Americas. And, of course, our people are an integral part of that plan and the sustainable growth of this company. It gives me great pleasure to report recognition of those efforts with our participation in Brazil's trade delegation.

        It gives me even greater pleasure to congratulate Ana Lucia Martins, who now becomes an additional member of our operations team promoted to the level of Vice President. Ana Lucia is our Vice President, Safety, Health and Environment. She has more than 18 years of experience in environmental evaluation, study and control. She is responsible for our certification process under ISO-14001, which is international best practices for environmental compliance.

        Yamana now has more than six vice president level personnel and 10 director level personnel in operations in Brazil alone, along with country managers in Argentina and Honduras as we mature and expand our operations in those countries.

        Each mine is operated with a self-sufficient team, although purchasing, cost control and operational performance is dealt with and monitored through our Sao Paulo office. We have implemented a full operational best practices approach that includes selecting the most qualified operations personnel from various other Latin American companies and we have also begun a program of internal promotion.

        Simply put, this company's operational group has matured to accommodate our growth. We have more than 3,000 employees in Yamana today, starting with 12 employees a short four years ago when this company was formed.

        We are often asked about our acquisition strategy and I would like to extend recognition, and perhaps congratulations, to an acquisition and organic growth strategy that has seen us develop two large-scale mines, complete three acquisitions, provide value added to those acquisitions and undertake three new development-stage projects and finally undertake an extensive gold exploration program.

        The coincidence of the visit to Honduras and that value-added concept has not escaped me and perhaps you also, our shareholders.

        At our San Andres mine in Honduras, Yamana has grown measured and indicated resources from the original measure when we purchased that mine last year by over 60 per cent since its acquisition in 2006 and as drilling continues, we expect to increase this further, by a further 40 per cent, by the end of 2007.

        Consistent with our plan to create sustainability of operations, this resource base is expected to upgrade to reserves with our current efforts. Our intention is to produce approximately 100,000 ounces per year for 10 years from San Andres from the current level of 65,000 ounces per year.

        We are currently undertaking the necessary permitting and conducting an infill drilling program to get to that point and we are monitoring progress as a new mining law is undertaken. And we are extremely encouraged by the invitation from the Brazilian government to participate in the Honduras trade delegation, which is a strong endorsement of Yamana in both Brazil and Honduras and of our strategy of exporting our Latin American operational expertise and skill set.

        And perhaps I can extend congratulations and recognition as it relates to our strategy in Argentina. The Gualcamayo gold project was acquired only in late 2006, and since then significant efforts have been made to advance the feasibility study and expand the size of the deposit. The feasibility study for the main QDD deposit of Gualcamayo is pending.

        And we have also completed further drilling at the Amelia Ines and Magdalena satellite deposits which we believe will show a considerable increase in measured and indicated resources and at better grades. We will incorporate these drilling results into a new resource estimate which is also pending. And then a further update to our feasibility study for Amelia Ines/Magdalena, which is expected by the end of September of this year.

        These are the drilling results that you saw last night in our press release. Our resource estimate will follow.

        And at Jacobina in Brazil, we have increased resources from the level when acquired in mid 2006 by 40 per cent at the end of 2006 and expect a further increase this year. And we are advancing our expansion plan, developing the Canavieiras mine in particular and focusing on the development of that mine as one of the newer... as the newer mine in the Jacobina complex and a higher-grade ore deposit.

        Currently, our expansion plan is on schedule and by 2009 we expect to be producing 200,000 ounces of gold per year for an initial period of 10 to 12 years from Jacobina from a resource base that we believe supports that. So we have clearly provided value added with respect to all three of our corporate purchases last year.

        We do not undertake our growth lightly. We do not undertake our acquisitions lightly. We maintain a disciplined approach that includes operational, exploration and development value added that I am referring to. And that value added did not become part of this company only because of acquisitions.

        And perhaps I can extend a further recognition and congratulations to the operations teams for their successful efforts at our Chapada and Sao Francisco mines. Our Chapada and Sao Francisco mines, which we built, are our largest mines. And in four years, we have taken them from exploration projects through feasibility to development and now operations. With development of Sao Francisco and Chapada, we have demonstrated our ability to grow through fundamental development and operational skills.

        At Sao Francisco, we have: matured an exploration-stage property to production; increased gold resources by approximately 30 per cent in the period while under construction to the end of 2006 alone; demonstrated through ongoing drilling a longer open pit mine life, and now begun our previously mentioned deep drilling program to investigate the potential resource extension at depth as originally promised.

        And I'd emphasize that that original promise occurred two years ago when we said that at this point, we would get to that at-depth potential.

        At Chapada, we have taken an advanced exploration-stage property through development to production and we have increased the size and scope of that mine. Gold production was initially forecast in 2004 when we completed our feasibility study to grow to 103,000 ounces in 2007 and then 160,000 ounces in 2008. And our current forecasts are now 180,000 to 205,000 ounces this year and between 170,000 ounces and 190,000 ounces in 2008 at cash costs that are amongst the lowest in the industry.

        Future growth for Yamana will come from our committed exploration program which is continuing to advance. Yamana has over 1 million hectares of exploration concessions in Brazil on four greenstone belts, along with considerable exploration opportunities in Argentina, Honduras and elsewhere in Central America. And we have allocated a budget of approximately $32 million in 2007 for exploration and at least that level in 2008 and from that point forward.

        In that context, allow me to show pride at one more accomplishment. C1-Santa Luz in Brazil is an outstanding example of our commitment to exploration and internal growth. Originally targeted for drilling in late 2004, it was taken to a scoping study which indicated an initial resource of approximately 980,000 ounces of gold. Further drilling in 2006 increased our known resources. The feasibility study is expected by the end of 2007, with operations beginning in early 2009. Current and planned drilling suggest a larger deposit and at higher grades than previously contemplated. This is evident from the drilling results that we have now reported that we disclosed in our press release last night. And production is expected to be between 100,000 to 120,000 ounces of gold per year for an initial 10 years.

        Many of you heard me say that growth does not just come from in-the-ground resources and production. We have demonstrated and continue to demonstrate our resources and reserves increases. We have demonstrated our production increases: 283,000 ounces of gold last year; and this year we will exceed that production level in the last half of the year alone, with over 300,000 ounces of gold production in this half year, annualizing at 600,000 ounces of gold from this point forward.

        Without further effort, that would be our sustainable production level. However, with our development-staged projects and expansions, we will increase that further to more than 800,000 ounces in 2008 and over 1 million ounces of gold in 2009.

        Ladies and gentlemen, in the end though we have to demonstrate return to our shareholders in more than from production growth alone. And as such, growth in cash flow and earnings is equally important. And so I hope you will agree with me to extend congratulations and recognition to the entire group at Yamana for continuing to demonstrate the importance of financial performance.

        During the second quarter of this year, Yamana realized an increase in quarter-over-quarter revenue of almost 340 per cent over the comparative quarter and 27-per-cent increase over the immediate prior quarter; mine operating earnings of $107 million in the quarter; cash flow from operations of $91 million, or to simplify it, $0.26 per share in the quarter; adjusted earnings of $85 million, or again to simplify it, $0.22 per share.

        An investment of $1,000 in Yamana would yield almost $18 based on an adjusted earnings per share and our unaffected share price, which represent a return on invested capital that is amongst the highest in the industry.

        I would encourage our shareholders to make that determination for themselves as it relates to your investment in Yamana and any other gold mining company in which you are invested.

        We have said that 2006, up to the end of that year, was our effort at building up a strong period of earnings, cash flow and return on invested capital that would begin in 2007. We have consistently said that we would deliver growth in cash flow and growth in earnings quarter over quarter and year over year beginning in 2007. And that is exactly what we have achieved.

        Yamana delivers one of the best returns on invested capital in the industry and we plan to continue to deliver strong cash flow, earnings and returns for shareholders.

        At the same time, through advancing our development efforts and our extensive exploration program, we intend to remain dominantly a gold company with a production platform that takes us to 1 million ounces of gold by 2009 and sustainably thereafter.

        All of our growth comes from gold. All of our exploration relates to gold. We are fully leveraged to gold and the gold price.

        To reiterate, our production target will reach over 1 million ounces of gold in early 2009 and it will be sustainable at that level, increasing from this year's production to more than 800,000 ounces in 2008, as I said. And this is from existing mines, from three development-stage projects and from the Jacobina expansion. We have all of the assets in place to achieve the goal and we are fully funded with a large and growing cash position.

        And with that, ladies and gentlemen, please allow me to turn it to Chuck.

        CHARLES MAIN (Vice President, Finance and Chief Financial Officer, Yamana Gold Inc.): Thank you, Peter. Good morning and welcome to everyone.

        Peter has already given an overview of our very strong production and financial results. Before I talk about them more specifically, there are a few general points relating to the background to the results that should be mentioned. These points relate to the employees of Yamana and I would like to pick up on a point that Peter made.

        Revenue for our year ending February 2004 was $20 million compared to our $184 million revenue for the second quarter of 2007. This type of revenue growth does not happen by chance. A significant factor in this success is one of Yamana's hidden assets — its people. Although the Company is only four years old, we have many employees that have an excess of 20 years of experience in the mining industry. It is this experience gained over many years that has allowed this growth to occur. We have hired top talent, including those that have previously worked for some of the largest mining companies in the world.

        The experience existing within Yamana has been gained on the operational battlefront and through the school of hard knocks. It is worth noting the degree of dedication and hard work of our management team and employees that have helped create these strong financial results. I have worked for various large international mining companies and I have not seen a harder working team than exists at Yamana.

        With that backdrop, I will move on to specifics of the financial results.

        There are various overview points that effect the financial statements: The income statement and production information includes the revenue for a full quarter at all six mines. The prior quarter, the first quarter of 2007, reflects the results of operations at five mines and 1 1/2 months only for Chapada. The comparative second quarter 2006 includes the results of Fazenda Brasileiro, Fazenda Nova, and San Andres.

        Therefore compared to the prior year quarter, we have added three additional mines — Chapada, Sao Francisco and Jacobina. The first two mines are the result of our internal growth activities and the third, the result of an acquisition in 2006.

        The addition of these mines have transformed the profit and cash flow generation capabilities of the company. We have set various new records including revenue and profit. This is demonstrated by the statistics provided in our quarterly press release and as covered by Peter. Our adjusted earnings for the second quarter were $85 million.

        On adjusted earnings, we have adjusted for the same items that we have in the past. The most significant adjustment is to add back the $20 million non-cash, unrealized loss on the mark to market on the copper hedge for 2007 and 2008 programs.

        This represents 61 per cent of the adjustment items. It is an important point that although our contracts commercially achieve the objective of hedging the copper prices, an accounting anomaly does not allow us to use hedge accounting as there are two metals in the concentrate. We continue to review the merits of this anomaly. If hedge accounting was permitted, the mark-to-market loss would not appear in the income statement. We believe that adding the mark-to-market loss back more accurately portrays the economic substance.

        For this reason and because it is unrealized and a non-cash item, it is a reconciling item in determining our adjusted earnings. The net earnings for the quarter was $53 million and for the comparative period last year was a loss of $55 million, providing a year-over-year improvement in quarterly earnings of $108 million. The adjustments that we make are for non-cash items are items of a non-recurring nature and in our view are not indicative of value creation going forward.

        This gives us a more normalized view of earnings generating capability. The adjusted earnings of $0.22 per share does not include the second quarter revenue adjustment that would be taken in the third quarter if spot copper prices continued through the third quarter. This adjustment results as second quarter revenue is booked based on the prices in the future depending on the contract quotational date. We use the forward copper curve for this, which provides lower than spot prices.

        The quarter end position subject to final price adjustments is 40 million pounds that are included in our Q2 financials at $3.38 per pound. Therefore for each $0.10 that copper is above $3.38 at the time of the final price determination, additional gross revenue of $4 million would result. Based on last night's spot copper price, the adjustment in the third quarter would well be in excess of $10 million.

        Another adjustment item is the sill pillar failure at Jacobina. For safety reasons, the production was stopped in those particular areas. We began a ramp up in April and will ramp back up to expected levels over the second half of the year.

        The Jacobina overhead costs not associated with second quarter production have been separately identified in the income statement at 4.4 million. This has been included as one of the net earnings adjustments. The income statement does not include the impact from the collection of any insurance proceeds for property damages and business interruption. Any insurance recovery will be recorded when the claim is settled with the insurance company.

        One of the drivers of our strong results was the operations at Chapada. We mined 5.2 million tonnes of ore at Chapada for the quarter. This includes some material that went to the stock pile. The mill throughput was 3.2 million tonnes and we are ramping up to the 16 million tonne design capacity level and are studying ways to increase this to above the design capacity level.

        It is worth noting that we achieved significant improvement in the recovery rates at Chapada. The gold recovery rate for the second quarter was 79.2 per cent compared to 66 per cent in the first quarter. For copper, this Q2, the recovery rate was 88.9 per cent compared to a Q1 rate of 83.6.

        These operational improvements were achieved by the commencement of the vertimill, change in grinding size, selection of the reagents and management of the circulating load.

        We pay particular attention to cash flow generation as a measure and indicator of value creation going forward. The cash flow from operations, prior to working capital movements, was $0.26 per share in the second quarter. We consider this to be a major accomplishment.

        Our operating margin, excluding depreciation per ounce for the first quarter, has increased to $758 per ounce, an increase of 155 per cent over the last quarter last year and a 7-per-cent increase over Q1 this year. Our realized gold sales price per ounce increased 5 per cent to $660 for this 2007 second quarter compared to the prior year quarter. Our realized copper price for the quarter was $3.35 per pound with current spot prices around $3.60.

        Cash costs per ounce of gold produced after by-metal credits improved to a negative $434 per ounce. We made some adjustments since the date of our July 16th press release resulting in an adjustment to those preliminary numbers.

        The low operating costs and the copper credit at our Chapada mine have significantly changed our cost structure. Looking at Chapada alone, on a co-product basis, assuming a 70/30 split of copper to gold costs, we are producing gold at Chapada at $209 per ounce. Ignoring the copper credit and using this gold cost for Chapada, our consolidated cash cost per ounce produced for the quarter was $305 per ounce of gold and $0.72 per pound of copper. This is one of the lowest cash costs in the industry.

        We are continuing investing for the future with total capital expenditures for the quarter of $58 million.

        Concentrate sales for the quarter were 56,000 tonnes, a 38-per-cent increase over the first quarter. Our treatment charge per tonne of concentrate sold was $56 per tonne and the copper refining charge was approximately $0.056 per pound of copper sold. These levels will vary in a particular quarter, depending on the customer mix.

        We hedged approximately $250 million Reais over a three-year period at an exchange rate of 2.3:1 U.S. dollar. The mark to market on the currency hedge during the quarter was a $4.3 million gain. Of this, 3.3 million is credited to Other Comprehensive Income and $1 million to earnings. The $3.3 million gain is excluded from the income statement, as we are using hedge accounting for the currency hedge program and it is an unrealized gain at this time. The total gain on the currency hedge for the six months, effective and ineffective portions, is in excess of $10 million.

        A couple of comments on the tax expense. The overall provision rate was 20.8 per cent for the current quarter tax provision. It should be noted that 4 per cent of pre-tax income relates to the tax provision for foreign currency gains on intra-group debt that may never materialize as taxes payable is dependent on when the intra-group debt is paid and the exchange rate at the time. The overall tax rate on operations is approximately 25 per cent and we are working to reduce this further.

        Our balance sheet continues to be strong with 89 million in cash as at June 30th, an increase of 19 million over the first quarter balance. Our accounts receivable levels have increased by $23 million, principally due to the increasing levels of production at our Chapada Mine. Our total assets are now $2.4 billion.

        We ended the quarter with outstanding shares of approximately 355 million shares. We continue to remain gold un-hedged with full exposure to potential upward movements in the gold price.

        I will now turn the call back to you, Peter.

        PETER MARRONE: Chuck, thanks very much.

        I mentioned in our last call that Q2 would outperform Q1, and it has. And we expect further cash flow and earnings growth for the balance of 2007 and then into 2008. I attribute this continued success to the enviable combination of operations, corporate and development expertise that we have assembled in this company in just four short years.

        And now, I know that many of you on this call today want to know about the proposed transaction with Northern Orion and Meridian. However, today we wanted to focus on the strength of Yamana and emphasize that Yamana is a great company that has consistently delivered value to shareholders and will continue to do so.

        We have also received calls from shareholders who have been closely watching the share price over the past few weeks and I want to reassure you that the pressure we have seen is very much in the ordinary course with these types of transactions and market conditions.

        As you know, I am a Yamana shareholder and I strongly believe that there is incredible value in our stock which is underscored by the outstanding Q2 results and earnings and cash flow growth that we have demonstrated and will continue to demonstrate.

        Now, there are other gold companies that show comparable earnings and cash flow to ours and those companies are trading at prices per share that are multiples of where Yamana is trading. And there is no reason, in my view, why Yamana should not be trading at the same level as they are, particularly as we continue to demonstrate the sustainability of our operations and continued growth on all the measures that I described before.

        Fundamentally, Yamana is a strong company. Fundamentally, Yamana is undervalued. And we have consistently indicated that our mines will deliver robust operating performance, earnings and cash flow and returns for shareholders, and they are doing that.

        And so I believe that the Yamana share price will appreciate and begin trading at levels reflective of the strength and significant growth potential of this company.

        And so I would like to conclude with one further recognition before opening it up to questions, and that recognition is to our shareholders who have shown support throughout this process, and I congratulate you in advance for your investment in Yamana.

        And with that, I will open it up to questions.

        OPERATOR: Thank you. One moment, please. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * key followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset if you're using a speakerphone before pressing any keys. One moment, please, for your first question.

        Your first question comes from David Stein, of Cormark Securities. Please go ahead.

        DAVID STEIN: Thanks. Good morning. First question, have you updated cost guidance on Jacobina once it's up and running I guess by 2008 at full, you know, full capacity adjusting for the rock fall or the geotechnical issues and also the appreciation in the currency and whatever else has happened? Because the cash costs that are being reported now are essentially meaningless, so I'm just looking for something that will be more realistic going forward.

        PETER MARRONE: They are essentially meaningless. With the production level and the cash costs that we have shown for Jacobina in these quarterly results really will not reflect the go-forward cash costs. David, we expect to update those cash costs certainly by the end of the third quarter as we have a full production plan in place and as we look into 2008 and what our expected production would be in 2008 and in 2009.

        Remember also that roughly 85 per cent of our real-denominated costs at Jacobina are hedged to 2.3 Real to the dollar. So the impact of any movements in the Real or at least improvements in the Real to the dollar will not be meaningful or significant because of that currency hedge that's in place.

        So bear with us as we continue to develop that operational level at Jacobina and then we'll report the proper cash costs. I think your question is is what we showed in these financial results and in our MD&A reflective of the performance at Jacobina? And the answer is no. We expect our cash costs to be at meaningfully lower levels than what you've seen in these Q2 results.

        DAVID STEIN: Okay, and then my other question on C1-Santa Luz, how do you see that being integrated into Fazenda Brasileiro, if at all, and again, have you given any cost guidance on that?

        PETER MARRONE: No, not at this point. We had historically said that we expected our cash costs to be in the range of 250 to $300 per ounce at C1-Santa Luz. But we haven't looked at the possible integration strategies between Fazenda Brasileiro and C1 and I would expect to deliver that as part of our feasibility study by the end of the year.

        C1-Santa Luz, for the benefit of those who are not aware, is roughly 50 to 60 kilometres north of Fazenda Brasileiro mine on that same Greenstone Belt, the Itapicuru Greenstone Belt. And so I think, David, that's what you're referring to in terms of the possible synergies between the two operations?

        We're looking at that now as part of the feasibility study.

        DAVID STEIN: Okay, thank you very much. That's all I have for now.

        OPERATOR: Your next question comes from Jacqueline Emery. Please go ahead.

        JACQUELINE EMERY: Good morning. I actually have two related questions. The first is what do you think of gold companies holding other metals?

        PETER MARRONE: I am a strong believer in gold and for me, I've heard used the term before. It's a perfect storm for higher prices. It's difficult to predict price and how high, but equally there are so many investment alternatives today and it's prudent to be financially diverse. Being successful is all about optionality and flexibility. Holding other assets in a gold mining company gives us that.

        So consider it this way. We get all of the benefits of rising gold prices and the further certainty of being able to deal with strong metal prices for other metals.

        And you said you had a second question.

        JACQUELINE EMERY: Yes, can you explain your copper hedging strategy?

        PETER MARRONE: I'm glad you worded the question the way that you did. We have hedged our copper, or some part of it, at least, in the past and we recently did so again. Financial accounting rules, as Chuck mentioned, for hedging were designed for single metal sales. We produce copper in a concentrate with gold, lots of gold at our Chapada mine.

        Concentrate is a powdery material that goes to smelters where gold and copper is then recovered. And because gold and copper are connected that way, hedge accounting is not possible, although we are continuing to look at this issue under accounting rules.

        We will look to other ways to separately recover gold and copper so that the hedged copper has not been subject to the mark-to-market adjustment that Chuck referred to. This is why, in our belief, adjusted net earnings are truly reflective of our true financial performance.

        To go further on your question, we're dominantly a gold company with all of our growth coming from gold. Copper fundamentals appear to be very good, although for us this is a by-product. We have hedged a large portion of our copper over the next four years at historically high prices. This is consistent with the strategy that we spoke of two years ago and again last year. This gives us further certainty as it secures a low-cost structure for gold production.

        We are monetizing copper, making it cash. We then apply toward our gold costs of production.

        And this ties into the earlier question that you asked. We believe in financial performance and prudence and it is prudent to lock in low costs by using all the resources available to you, including other non-gold metals in a portfolio of corporate assets. This is the optionality and flexibility point that I was referring to before. The more resources you have, the more flexibility you have. And this gives us all the upside to one dominant metal in the company, which is gold. And it makes us totally clear that we are a gold company. As simple as that.

        We don't hedge our gold and copper hedges give us the higher margin to increasing gold prices by securing lower costs.

        I hope I have answered your question.

        JACQUELINE EMERY: Yes, thank you.

        OPERATOR: Your next question comes from Dennis Welch. Please go ahead.

        DENNIS WELCH: Yes, good morning. I actually have two questions as well. The first question is on the Jacobina mine. You mentioned earlier that you've advanced that mine a lot. Can you give us a sense of what we can expect in the future?

        PETER MARRONE: I'll try to do that. Jacobina is a complex, as you heard me say, Jacobina is a complex of mines with a common processing plant. Most of the reserves are at the Joao Belo mine, which is the oldest mine. Most of the resource which is not reserves is at the Canavieiras mine which is the newest mine, but that also has the highest grade ore body and it is closest to the plant.

        With its grade and shorter hauling distances to the plant, the Canavieiras mine should deliver the best production profile. More ounces and lower costs. And as with all mines, it takes time to complete development work, upgrading resources to reserves and developing the various areas of a mine for ore extraction and processing.

        The original plan for Jacobina was to focus on the Joao Belo Mine because it was immediate. The development work was already done. However, it is lower grade than the Canavieiras deposit and the hauling distances are longer.

        The Yamana plan, since we acquired Jacobina in mid 2006, has been to concentrate, and really, that has been the focus of ours, since the sill pillar failures in January. It's caused us to re-emphasize what is important at Jacobina. And that's to concentrate on its future and rely on Joao Belo for the interim period.

        So we have advanced the development work with two ramps at Canavieiras and we have increased the known resource significantly now at over 7 million ounces of gold. And our development plan continues to be production of 200,000 ounces of gold per year beginning in 2009 and we have a support, a resource base that supports that very long mine life at that production rate. And most of the production will come from the Canavieiras mine and then increasingly so from 2009 on.

        DENNIS WELCH: Thank you. My second question is regarding Sao Francisco. You mentioned you are beginning to see the coarse gold effect at Sao Francisco.

        PETER MARRONE: You know, it's a good question and the answer is yes. As with all new mines, we are developing an operational competence and expertise. Sao Francisco is a complex ore body with coarse gold and lower grade and higher grade material and with high grade material because of both coarse gold and also overall higher grade finds material.

        As we gain experience, we're better able to determine the higher-grade areas because of coarse gold and similar higher-grade areas absent coarse gold. More similar to conventional mines.

        We are also better able to determine where the coarse gold is influencing grade in lower-grade materials, so that deciding what's waste in ore becomes more predictable and that's been the objective that we've had at Sao Francisco.

        And this reduces the impact also on dilution on the ore we process and allows us to accelerate recovery. Higher grade coarse gold is very nuggety gold, can be processed through gravity recovery which is more immediate and lower cost. And we're confident, with our growing expertise at Sao Francisco, that growing experience that we will meet our expectations at this mine.

        And in the process, we've also significantly increased our resource at Sao Francisco by more than 800,000 ounces in a one-year period while the mine was under construction and then when we started operations in the second half of 2006.

        And now we're exploring its below-(inaudible) potential which we always said that we would at this point.

        DENNIS WELCH: Thank you.

        OPERATOR: Your next question comes from Fiona Peter. Please go ahead.

        FIONA PETER: Hi, thanks. The Real has improved the dollar. What is the result and can you answer the question about buying Meridian and Northern Orion to deal with the impact of the Real on costs?

        PETER MARRONE: Wow! Look, it would be preferred if we left the call to performance of the Yamana for the quarter. But let me say this. Would it sound right — and I've heard that before — would it sound right that we would pursue a multi-billion-dollar acquisition to manage exposure to currency with a potential impact of a few millions of dollars?

        There are considerably cheaper strategies for us. And we adopted some of those strategies. We have hedged a considerable portion of our currency at a rate of 2.3 Real to the dollar, so well above today's rate. And that will be for the next three years, so a substantially long period of time.

        We only keep what we spend in dollars in U.S. currency and so we remove that risk as well. And as a rule of thumb, our costs are split about 65 to 70 per cent to the Real and 30 to 35 per cent to the dollar. So improvements in local currency to the dollar have a lower impact on us than they have in certain companies in certain other countries where there's an appreciating currency to the dollar.

        Clearly improvements to the Real affect what the dollar value is of our costs because we report in dollars. It has had an impact on our costs. But we continue to manage our operations and deliver costs that are well below industry average despite that. And one of those strategies includes making sure that we have locked in prices for by-products so that we offset the resulting credits to gold production costs.

        The Real presently is trading at approximately 1.9 Real to the dollar. And I would suggest to our shareholders to look at it from this point of view, which is the way that I look at it as a shareholder, which is if we can deliver the results that we've delivered and the financial performance that we've delivered and the cost structure that we have with that very robust Real to the dollar, then with an improving dollar to the Real, which is forecast longer term, we should do considerably better.

        So I hope that answers your question.

        FIONA PETER: Thanks.

        OPERATOR: Your next question comes from Brian Christie. Please go ahead.

        BRIAN CHRISTIE: Yes, good morning, guys. Just a couple of quick ones. I'm wondering, Peter, can you give us more clarity on the breakdown of the hedging on a go-forward basis and perhaps even the currency hedges?

        And then why the delay in the Gualcamayo QDD feasibility? I think we were anticipating that was coming in July. I'm just wondering when we might see it on a go-forward basis.

        PETER MARRONE: I'll start with the hedge of the commodity and perhaps turn it to Chuck on the hedge of the currency. But perhaps if I can begin with the Gualcamayo feasibility study, we said that it is pending, it will be delivered imminently. We have taken the opportunity to look at it from the point of view of why, because of these drilling results at Amelia Ines and Magdalena, and these are satellite deposits that are about 1 kilometre to 1.5 kilometre away from the QDD deposit. We have taken the opportunity to investigate a scoping study for Amelia Ines/Magdalena as well and so the intention would be to deliver not only the feasibility study for QDD but also the new resource estimate for Amelia Ines/Magdalena.

        And as you saw, Brian, in the results that we reported last night of our drilling, it does show considerable promise of being a larger ore body, more resource and at higher grade.

        Expect, and I will give you comfort that we continue to be in a position to begin production in the middle of 2008. And so I'm confident that that feasibility study will reflect what we had expected, that we will be delivering it imminently. It will be an improvement to what was originally planned because we will be updating information on Amelia Ines/Magdalena as well and we will be in production by the middle of 2008.

        BRIAN CHRISTIE: Any update on the permitting there, Peter?

        PETER MARRONE: The same timeframe. You're probably aware that the provinces of Argentina are going through elections at this point and typically, when there is an election, the impact of the delivery of permits and the like is clearly something that is secondary to the election process itself, and we understand that. That's part of sustainability and part of making sure that we understand local sensitivities and community relations.

        And so we have completed the process. We have the terms of reference and we're waiting for the formality of the delivery of a permit, which we should expect after the completion of the elections.

        On your question of the copper hedges, I think you're referring to the current program that we have just adopted. The strategy is from 2009 on. What we've done is we've hedged roughly 40 per cent of our copper production. That's the level that we think is supportable and reasonable and a level that we think reflects that view that I gave about the application about the monetization of copper.

        You asked about the currencies, and I'll turn that to Chuck.

        CHARLES MAIN: On the currency, we originally hedged 280 million Reais. We have settled approximately 30 million Reais, leaving 250 million Reias hedge. When we put that hedge on originally, it was evenly distributed throughout the period February 07 through to February 10. So it is evenly distributed as far as amounts.

        BRIAN CHRISTIE: Okay, thanks, guys.

        PETER MARRONE: Thanks, Brian.

        OPERATOR: Your next question comes from Al Zahn. Please go ahead.

        AL ZAHN: Congratulations, gentlemen, on a fantastic quarter.

        PETER MARRONE: Thank you very much.

        AL ZAHN: I was recently in Hong Kong. I had dinner with a Chinese oil company executive and one of the things he mentioned to me was how difficult it was for Chinese investors to invest in North American stocks.

        What's the possibility or the feasibility of an Asian listing some time in the future?

        PETER MARRONE: I'm sorry, it's Al, right?

        AL ZAHN: Yes, yes.

        PETER MARRONE: Al, you know, it's a very, very good question. I know that some companies have looked at that. You're aware that in the end, we have to be a company that focuses on operations and the returns that I referred to. We also have to be sensitive to the fact that there are broad markets out there that may not be familiar with companies that trade and perform in North America alone.

        We have listed on the London Stock Exchange largely to start, to create a bridge and we have not yet had the opportunity to market in the Asian centres and we look forward to doing that imminently. We plan to do that some time in the fall. And we've already been in discussions with some of the investment banks that have coverage of the company. These are the large bracket investment banks that look forward to taking us on a marketing tour of Asia. Once that has occurred, then we'll look at the merits of listing on another stock exchange, but that's not something that's imminent.

        AL ZAHN: Excellent. Thank you.

        PETER MARRONE: Thank you.

        OPERATOR: Your next question comes from Janet Ramkissoon. Please go ahead.

        JANET RAMKISSOON: Hi, yes. It's a question about the potential insurance settlement. I'm not sure what the coverage is, if it's business interruptions. And I know it's very difficult to predict insurance settlements and stuff, but can you give us some idea of how much of a loss is involved and when you do recognize the settlement, is that just going to go to offset operating expenses or would it be recorded as a one-time item?

        CHARLES MAIN: Yes, on the insurance claim, it's basically twofold. There would be... there'll be a claim for business interruption and a second claim for property damage.

        We've entered into a lot of discussions with the insurance company and taken them to site and there's been a lot of discussion on what the quantum of the claim is. So we're kind of working with the insurance company in order to help determine the quantum so that when the official claim is made, that we're basically in agreement with the insurance company.

        So that's proceeding well. I don't think we can put a pin in the number, but you know, it's going to have a broad range to it. It could be anywhere from 8 to $20 million.

        We will account for that when we receive it. We've been treating the interruption costs below the operating margin line, so therefore any proceeds from the insurance program would be treated below the operating margin line and it would be a one-time item but it wouldn't be treated as an extraordinary item.

        JANET RAMKISSOON: Thank you.

        CHARLES MAIN: You're welcome.

        OPERATOR: Your next question comes from Paul O'Brien. Please go ahead.

        PAUL O'BRIEN: Good morning. Just getting back to your copper forwards again, your 125 million pounds, that's split evenly over 2008, 2009, 2010 or do you have a breakdown of that?

        PETER MARRONE: No, as I've mentioned, Paul, it's about 40 per cent of our production from 2009 and the balance is for 2008.

        PAUL O'BRIEN: Got you, okay. And just...

        CHARLES MAIN: Just before...

        PETER MARRONE: Sorry, Paul.

        CHARLES MAIN: Just before you go on, I think we should also mention that that 125 million was for the three... for the period ending in 2010. There was also another 35 million for 2011. So the total program was for 160 million pounds.

        PETER MARRONE: And in 2011 again, it's 40 per cent of our expected production that year.

        PAUL O'BRIEN: Okay, and stepping out a few more years rather than versus your last hedging entry, is this a reflection of a more long-term stance on hedge copper going forward?

        PETER MARRONE: When you refer to long-term stance, it's... Our view has always been that we'll treat copper as a by-product and we'll monetize it and we'll monetize it in a reasonable fashion and not all of our copper production. We'll always prefer to have some upside. And we've been right up until now on maintaining some of that upside.

        Whether or not we look to a longer period after that 2011 period is something that we'll continue to monitor on a go-forward basis. It's not something that's imminent at this point.

        PAUL O'BRIEN: Okay, great. Thanks, guys.

        PETER MARRONE: Thanks, Paul.

        OPERATOR: Your next question comes from Barry Cooper. Please go ahead.

        BARRY COOPER: Yes, good morning. A couple of things. First on the exploration of Jacobina, I'm going to read one of your bullet points that says "resources expected to increase at Jacobina".

        Now it's my understanding, Jacobina, you've already got quite a bit in the resource category, less so in the reserve category. So I'm wondering are you doing work to convert the resources into reserves or are you actually doing work outside the existing resources to build the resources? It may be somewhat of a moot point, but obviously there's a big difference in interpretation between a resource and a reserve number.

        PETER MARRONE: No, fair enough, Barry, and we should clarify for you and others, it's both. Clearly, part of the development plan is to upgrade resources to reserves, but the plan also continues that by the end of the year, we'll have a larger resource base. And so while I'm not... We expect it to be larger than the roughly 7 million ounces that we carry in total global resources presently, but equally, we plan to upgrade resources to reserves as part of that development work that we're doing at Canavieiras and Morro do Vento.

        BARRY COOPER: So where would be the focus on the resource expansion? Is it at Canavieiras?

        PETER MARRONE: Yes.

        BARRY COOPER: Okay, good. Then the second question I had, typically when mines start up, quite often people will be using contract miners for doing either the waste or the mining or whatever. And then typically, what happens is once they get up and running, they'll in essence fire the contractor and say, okay, well, we can save money by doing an owner-operated situation.

        You've chosen the other way around for both Chapada and Sao Francisco and I'm just wondering what's the strategy there that you're following?

        PETER MARRONE: Well, it proved that it would be more cost effective for us, at Sao Francisco in particular, to go with a contract mining for waste removal. And part of the reason for it is just the availability of personnel to be frank. If you look at Sao Francisco, it's almost the centre of South America and it is more remote than our other operations and we found that from a personnel perspective and a qualified personnel perspective, it was better to leave it in the hands of a contractor rather than to try to take on the people ourselves.

        And so the conclusion that we came to is that it was actually more cost effective, based on the bidding process that we entertained, to give it to a contractor rather than to continue to do it ourselves.

        BARRY COOPER: Okay, I see. So is there any term to this? Is it a one-year or is the one-year renewable?

        PETER MARRONE: All of our contracts are short term. So the contract in Sao Francisco is short term. It is for a year and we have the right to renew it after that.

        BARRY COOPER: Right. Okay, thanks a lot. That's all I had.

        OPERATOR: Your next question comes from Anita Soni. Please go ahead.

        ANITA SONI: Good morning, Peter. I just had a question with regards to some of the grades that are being mined. At Sao Francisco, you're supposed to be returning to higher-than-planned grades. Can you give an indication of how much that is in the second half?

        PETER MARRONE: Sorry, Anita, you broke up at one point. I think you're asking about the grade at Sao Francisco and in the second half, the improvement to the grade?

        ANITA SONI: Yes, yes.

        PETER MARRONE: We will see an improvement to grade, but I can't say precisely what we expect it to be because it'll vary. I don't have a breakdown in terms of what it is over the course of the six months. It will vary on a month-to-month basis and it will increase throughout the course of the six months.

        In our mine plan at the beginning of the year, we were showing a grade at the end of 2007 of 1.7 grams per tonne in December. But we're continuing to monitor that, so it's difficult for me to say to you at this point what we would expect it to be blended over the course of the quarter... of this coming quarter and then the quarter to follow. But I do expect it to be higher than it was in the second quarter than the first quarter.

        ANITA SONI: Okay.

        PETER MARRONE: And we will meet our production target of approximately 120,000 ounces or more.

        ANITA SONI: Okay, and in terms of San Andrés, I had a similar question. Any plans to return to higher grade for the second (inaudible)?

        CHARLES MAIN: Yes, at San Andrés, we're moving from east ledge pit and moving into a higher-grade pit. So the grade in the second half will be higher than we've seen in the first half.

        ANITA SONI: Any indications on how much better?

        CHARLES MAIN: It is forecast, but I would say it would be around 10 per cent higher than it was in the first half.

        PETER MARRONE: The forecast grade at that area, Anita, is as much as 0.9 grams per tonne but we're just working through it at this point. The production rate that we show and why we're hesitating a little bit is the production rate that we show for the year at San Andrés, assuming a slightly lower grade, because clearly part of what we're trying to do, as I said earlier, is try to determine an operational competence before we conclusively say that we expect it to be 0.9.

        I think in our published information, if you look at our information on our resource and reserve estimates were showing 0.9 grams per tonne. But that's not what we're assuming for the purposes of the mine plan for the latter half of the year. We're assuming something slightly less.

        ANITA SONI: No, I'm just trying to figure out, you know, your guidance is slightly different from...

        PETER MARRONE: Well, maybe if I can suggest the following, it's a very good question and part of this also is the plan, the development plan that takes San Andrés to a higher level, as I said earlier. If it's all right with you, what we can do is we can give you more detailed information that comes out of our mine plan and out of our reserve and resource estimate for San Andrés and perhaps give you a call back on that.

        ANITA SONI: One last question.

        PETER MARRONE: Yes.

        ANITA SONI: On Chapada's recovery rates, they're just slightly lower than I think the (inaudible) mines.

        PETER MARRONE: Lower than what, Anita?

        ANITA SONI: On the copper side, the recovery rates are just slightly lower than.

        CHARLES MAIN: I think the question is compared to the feasibility study, and we are pretty close to spot on the feasibility study levels and, you know, this is still very early in the stage of the Chapada mine life and we are continuing to do additional research to find ways to further (inaudible) recovery rate for I think for both copper and gold.

        PETER MARRONE: Chapada is ramping up and I had said that Chapada, to get to its full capacity, will take a period of about eight to nine months. That's what we had planned. So we only added the vertimill in April-May and that improved our recoveries. We're now at (inaudible) and that was all part of the plan. And that will further increase the recovery.

        And so we expect to get at the feasibility study level of recovery and in the meantime, we're producing some very strong results at Chapada, coming from a slightly lower recovery rate that's in the feasibility study but better than we anticipated being at this point in the development of Chapada.

        ANITA SONI: Okay, that's all I need. Thanks.

        OPERATOR: Mr. Marrone, there are no further questions at this time. Please continue.

        PETER MARRONE: Ladies and gentlemen, thank you very much and I will look forward to, as I said in the conference call for the first quarter, I think I had indicated that we expected that growth that I described to you on earnings and cash flow to demonstrate into the second and I will look forward to this call for the third quarter and saying that to you once again because I fundamentally believe that this is the growth path that we've adopted for Yamana and that we will demonstrate it as we have from Q1 to Q2 and as we have in the first half of this year as compared to all of last year.

        So thank you very much for participating on the call.

        OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. You may now disconnect your lines.

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